US Tiger Securities, Inc.
Statement of Financial Condition
December 31, 2019

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 65324

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YYYY) AND ENDING 12/31/2019 (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

US TIGER SECURITIES INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

437 MADISON AVE, 27TH FLOOR
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lei Huang — 646-978-5180 (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mazars USA LLP
(Name -- *if individual, state last, first, middle name*)

135 West 50th Street	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lei Huang, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of US TIGER SECURITIES INC., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

GUAN WU YE
Notary Public, State of New York
Registration #01YE6344548
Qualified In Queens County
Commission Expires July 5, 2020

Jack Ye 2/28/2020

Notary Public

Signature

CEO

Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

US Tiger Securities, Inc.
Index
December 31, 2019

 **MAZARS**

Report of Independent Registered Public Accounting Firm

To the Stockholder of U.S. Tiger Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of U.S. Tiger Securities, Inc., (the "Company"), as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company, as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Mazars USA LLP

We have served as the Company's auditor since 2018.

New York, NY
February 28, 2020

MAZARS USA LLP
135 WEST 50TH STREET – NEW YORK, NEW YORK – 10020
TEL: 212.812.7000 – FAX: 212.375.6888 – WWW.MAZARSUSA.COM

MAZARS USA LLP IS AN INDEPENDENT MEMBER FIRM OF MAZARS GROUP.



US Tiger Securities, Inc.
Statement of Financial Condition
As of December 31, 2019

Assets

Cash and cash equivalents	$	1,609,354
Restricted cash equivalents		440,000
Investments, at fair value		6,000,000
Deposits held at clearing brokers		510,151
Receivable from clearing brokers		199,598
Interest income receivable		74,430
Fixed assets, net		340,739
Operating lease right-of-use assets		1,984,453
Prepaid expenses and other assets		114,033
Total assets	$	11,272,758

Liabilities and Stockholder's Equity

Accounts payable	$	15,035
Accrued expenses and other liabilities		305,079
Operating lease liabilities		2,031,637
Total liabilities		2,351,751

Stockholder's equity

Common stock $0.05 par value, 2,000 shares authorized, issued and outstanding		100
Additional paid-in capital		12,341,905
Accumulated deficit		(3,420,998)
Total stockholder's equity		8,921,007
Total liabilities and stockholder's equity	$	11,272,758

The accompanying notes are an integral part of this financial statement.

US Tiger Securities, Inc.
Notes to Statement of Financial Condition
December 31, 2019

1. Organization

JFD Securities Inc. ("JFD") was formed on December 20, 2010 as a New Jersey Corporation. In May 2016, Tiger Holdings, LLC ("THL"), a Delaware limited liability company acquired 24.9% of JFD and in March 2018 acquired the remaining 75.1% of JFD. On April 5, 2018, JFD's name was changed to US Tiger Securities Inc. (the "Company"). In July 2018, THL sold 24.9% of its interest in the Company to Tiger Fintech Holdings, Inc. ("TFH") and in November 2018 THL sold the remaining 75.1% of the Company to TFH.

The Company is presently a wholly owned subsidiary of TFH. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer, and is a member of the Financial Industry Regulatory Authority ("FINRA"), specializing in providing online trading, execution and corporate services to its clients and its foreign affiliate. As an introducing broker, the Company does not keep custody of its clients' securities and money. Up Fintech Holding Limited, the ultimate parent of TFH, has the intent and ability to provide the Company with continued financial support upon request.

The Company is engaged in the following activities: (1) providing brokerage agency execution services for institutions on an agency basis, recording transactions in securities and trade-related revenue and expenses on a trade date basis. (2) acting as a fully disclosed broker-dealer member and brokering online transactions using its mobile technology in listed equity securities and equity options for retail users on an unsolicited basis.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the Rule. The requirements of Paragraph (k)(2)(i) provide that the Company carry no margin accounts, promptly transmit all customer funds and deliver all securities received in conjunction with its activities as a broker-dealer and does not hold funds or securities for or owe money or securities to customers. The Company does not have any customers as defined by Rule 15c3-3(a)(1). Accordingly, the Company is exempt from the requirements of the provisions of Rule 15c3-3(e) (the "Customer Protection Rule"), based on the exemption provided in Rule 15c3-3(k)(2)(i), and does not maintain any "Special Account for the Exclusive Benefit of Customers."

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the Rule. The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

2. **Summary of Significant Accounting Policies**

Basis of Presentation
The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

The following is a summary of the significant accounting policies followed by the Company.

Cash and cash equivalents

The Company considers all demand and time deposits and all highly liquid investments with an original maturity of three months or less to be cash equivalents.

As of December 31, 2019, the Company maintained a money market deposit account of $440,000 to secure a letter of credit on its New Yok office lease. The deposit account is classified as a Level 1 asset in the fair value hierarchy. The money market deposit account is recorded as restricted cash equivalents on the Statement of Financial Condition.

Cash Flow
In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230): Restricted Cash*. ASU 2016-18 provides guidance on the disclosure of total cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. Amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning of year and end of year total amounts shown in the statement of cash flows.

The following table provides a reconciliation of cash, cash equivalents, and restricted cash equivalents reported within the Statement of Financial Condition as of March 31, 2019 that sum to the total of the same such amounts shown on the Statement of Cash Flows.

Cash and cash equivalents	$	1,609,354
Restricted cash equivalents		440,000
Total cash, cash equivalents, and restricted cash equivalents		
shown on the statement of cash flows	$	2,049,354

Investments, at fair value
The Company's investments consist of two certificate of deposits with original maturities of 365 days which are classified as a Level 2 assets in the fair value hierarchy. These certificate of deposits are held with one financial institution and are subject to the credit risk of this financial institution. The Company has not experienced any losses and does not believe there to be any significant credit risk with respect to these balances.

Accounts Receivable
Accounts receivable are stated at its net realizable value, which represents the account balance less an allowance for balances not partially or fully collectable. The Company considers a receivable uncollectible when, based on current information or factors such as age and credit worthiness it is probable that the Company will not collect, in full, the receivable balance. An allowance is established when management believes that collection, after considering relevant factors, is in doubt. Management does not believe that an allowance is required as of December 31, 2019.

4

2.   **Summary of Significant Accounting Policies (Continued)**

Receivables from Clearing Brokers
Receivables from broker dealers includes a clearing deposit of $500,000 along with accrued interest income that the Company maintains with one of its clearing brokers. The remaining balance represents commission's receivable, net of clearance and execution costs.

Furniture, Equipment and Leasehold Improvements
Furniture and equipment is recorded at cost, net of accumulated depreciation, which is calculated on a straight-line basis over estimated useful lives of three to five years. Leasehold improvements are recorded at cost, net of accumulated amortization, which is calculated on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the lease.

Right of use assets and lease liabilities
Effective January 1, 2019, the FASB issued ASU No. 2016-02, Leases ("ASU 2016-02"). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements.

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed.

The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments with the discount rate based on the company's assessment of its incremental borrowing rate, which is the rate of interest it would expect to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

Fair Value Measurement
Fair value measurements are used to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Certificates of deposit are recorded at amortized cost which approximates fair value.

GAAP outlines a fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The levels of the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. This level of the fair value hierarchy provides the most reliable evidence of fair value and is used to measure fair value whenever available.

US Tiger Securities, Inc.
Notes to Statement of Financial Condition
December 31, 2019

3.   **Summary of Significant Accounting Policies (Continued)**

Fair Value Measurement (Continued)
Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs include: (a) quoted prices for similar assets or liabilities in active markets; (b) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or price quotations vary substantially either over time or among market makers, or in which little information is released publicly; (c) inputs other than quoted prices that are observable for the asset or liability or (d) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs that are unobservable for the asset or liability. These inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

These inputs are developed based on the best information available in the circumstances, which include the Company's own data. The Company's own data used to develop unobservable inputs are adjusted if information indicates that market participants would use different assumptions.

Allocation of Stock Based Compensation
The Parent grants share awards to the Company's employees from time to time. The share awards vest over a period of four years and service conditions are attached; the shares only vest if the employee is still employed by the Company, and has not given notice to terminate their employment contract, on vesting date. There are no other performance conditions or market conditions. The Company recognizes compensation cost on a straight-line basis over the vesting period of the shares granted and such expenses are recorded as employee compensation and benefits in the Statement of Operations and a non-cash contribution from the Parent.

Revenue Recognition
The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

4.   **Summary of Significant Accounting Policies (Continued)**

Revenue Recognition(Continued)
The Company introduces customers to clearing broker for stock loans and receives fee income directly from the clearing broker. The receivable is recorded on a trade-date basis in agreement with the blotters provided by the clearing broker. The Company believes that the performance obligation is satisfied on the trade-date as transactions occur.

The Company provides corporate access to customers and the revenue is recorded upon invoiced date. Revenue is recognized once an arrangement exists and access has been provided and the Company believes that the performance obligation is satisfied.

Use of Estimates
The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
The Company accounts for income taxes in accordance with ASC 740. The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed as the difference between the financial statement and tax bases of assets and liabilities based on presently enacted tax laws and rates. Valuation allowances are established to reduce deferred tax assets when it is deemed more likely than not that such assets will not be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Interest and penalties, if any, related to unrecognized tax benefits are recorded in the income tax provision. GAAP provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. The guidance requires the evaluation of tax positions taken or expected to be taken to determine whether the tax positions are "more likely-than-not" of being sustained by the applicable tax authority. The Company recognizes the effect of income tax positions if those positions are more likely than not of being sustained.

5.   **Furniture, equipment and leasehold improvements**

Details of Furniture, equipment and leasehold improvements are as follows:

Computers and software	$	400,282
		400,282
Less: accumulated depreciation	$	(59,543)
	$	340,739

6.   **Leases**

In May 2019, the Company entered into a non-cancelable operating lease agreement for a new office space in New York City. The lease commenced in May 2019 and has a term of 68 months, through January 2025. The Company is responsible for utilities, real estate taxes, and maintenance on its leased office space.

In December 2018, the Company entered into a non-cancellable operating lease agreement for a data center located in New Jersey. The lease commenced in January 2019 and has a term of 47 months, through November 2022.

The Company has 2 obligations classified as an operating lease for office space and data center with initial non-cancelable terms in excess of one year. Because the Company is not reasonably certain to exercise the lease renewal option the associated payments during the optional renewal period were not used in the determination of the lease term and are excluded from lease payments. For the year ended December 31, 2019, the annual operating lease cost was $408,369. The amounts reported under operating lease right-of-use assets and operating lease liabilities in the Statement of Financial Condition were $1,984,453 and $2,031,637, respectively. Undiscounted maturity of the lease liabilities under the current lease agreement as of December 31, 2019 through January 2025 lease expiration amounted to $2,279,539, with imputed interest of $247,902.

Future minimum payments under these non-cancelable operating leases with remaining terms in excess of one year as of December 31, 2019 for each of the remaining years and in the aggregate are:

	Operating leases
Weighted average remaining lease term:	56 Months
Weighted averag discount rate:	5%

Year ending December 31,	Operating leases
2020	$ 512,203
2021	520,199
2022	513,231
2023	352,275
Thereafter	381,631
	$ 2,279,539

In July 2019, the Company entered into a non-cancelable operating lease agreement for an apartment to accommodate certain employees. The lease commenced in August 2019 and has a term of 12 months, through August 2020. The Company has a security deposit of $8,280 relating to the lease, which is included in other assets on the statement of financial condition.

7.   **Related Party Transactions**

Commission Income
The Company introduces its affiliates, Tiger Brokers New Zealand (TBNZ), securities transaction orders to its clearing broker and the Company earned commissions for introducing the trades.

7.   **Related Party Transactions (Continued)**

Stock Based Compensation
For the year ended December 31, 2019, the Company recorded compensation expense related to the shares. The weighted average grant date fair value is $0.43 and the weighted-average period over which it is expected to be recognized is 40.35 months.

8.   **Concentrations**

Cash consists of cash in banks, primarily held at four financial institutions which at times may exceed federally insured limits. At December31, 2019, the Company has approximately $970,000 in excess of the insured limits. For the year ended December 31, 2019, the Company has approximately $38,000 in cash and $6,000,000 in investments that are held in an institution which is not FDIC insured. The Company has not experienced any losses in such accounts.

During the year ended December 31, 2019, the Company earned commission income from one client and earned corporate access income from one client.

9.   **Income Taxes**

The Company's taxable income and loss are reported on the consolidated tax return of TFH and its subsidiaries. However, the Company computes its tax provision as if it were filing a return on a modified separate return basis.

At December 31, 2019, the Company has a standalone federal net operating loss carryforward ("NOL") of approximately $3,400,000 for federal, New York State and New York City income tax purposes. The Company's net deferred tax asset before valuation allowance was approximately $1,190,000, primarily as a result of net operating losses using federal, state and local effective tax rates of 21%, 6.5% and 8.85% respectively.

As of December 31, 2019, the Company has recorded a full valuation allowance against the net deferred tax assets since it is more likely than not that the deferred tax assets will not be realized.

As of December 31, 2019, the Company did not have any uncertain tax positions and the Company's income tax returns for the tax years 2016, 2017 and 2018 are subject to examination by tax authorities.

10.   **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital at the greater of either $100,000 or 6.67% (1/15) of aggregate indebtedness, as defined. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1. At December 31, 2019, the Company had net capital of $4,227,994, as defined, which exceeded its required net capital by $4,127,994. The ratio of aggregate indebtedness to net capital was 8.69 to 1.

11.   **Subsequent Events**

The Company has evaluated subsequent events through the date of issuance of these financial statements. Based on this evaluation, the Company has determined that no events have occurred that were to be recognized or disclosed to the financial statements.